SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 0-3658

A.  Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

RELS Savings Plan
5700 Smetana Drive, Ste. 300
Minnetonka, MN 55343

B.  Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

The First American Corporation
1 First American Way
Santa Ana, California 92707

RELS SAVINGS PLAN

REPORT ON AUDITED FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
at and for the Years Ended December 31, 2001 and 2000

RELS SAVINGS PLAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RELS SAVINGS PLAN

/s/ Mark A. Archuleta
(Signature) Mark A. Archuleta Senior Vice President Chief Financial Officer

(Date) June 24, 2002

REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator of
RELS Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the RELS Savings Plan (the “Plan”) at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/    PRICEWATERHOUSECOOPERS LLP
Los Angeles, CA
June 24, 2002

RELS SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2001	2000
ASSETS
Investments, at fair value	$20,948,539	$22,898,753
Participant loans	511,895	621,963

Total investments	21,460,434	23,520,716
Receivables:
Participant contributions	124,349	98,148
Employer matching contributions	158,573	167,432
Interest and dividends	—	4,796

Net assets available for benefits	$21,743,356	$23,791,092

The accompanying notes are an integral part of the financial ststements.

RELS SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	For the Years Ended December 31,
	2001	2000
Additions:
Investment activities:
Net (depreciation) appreciation in fair value of investments	$(3,785,383)	$3,462,634
Interest and other income	141,706	167,029
Dividends	237,600	217,075
Investment and administrative expenses	(31,705)	(29,497)

Net investment (loss)/ income	(3,437,782)	3,817,241
Contributions:
Employer contribution	993,133	1,061,463
Employee contributions and rollovers	2,514,542	2,681,448

Net additions	69,893	7,560,152
Deductions:
Benefits paid to participants	(2,117,629)	(3,565,709)

Net (decrease) increase in assets available for benefits	(2,047,736)	3,994,443
Net assets available for benefits, beginning of year	23,791,092	19,796,649

Net assets available for benefits, end of year	$21,743,356	$23,791,092

The accompanying notes are an integral part of the financial ststements.

RELS SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.    Description of the Plan

The following is a general description of the RELS Savings Plan (the “Plan”). Participants should refer to the Plan document for complete information regarding the Plan’s definitions, benefits, eligibility and other related matters.

General

The Plan is a defined contribution profit sharing plan covering all full-time employees of RELS Title Services, LLC, RELS, LLC and RELS Management (collectively referred to as the “Companies” or “Employers”) who have one month of service. RELS Title Services, LLC’s is owned 50% by First American Title Insurance Company and 50% by Foothill Capital Corporation. RELS, LLC is owned 50% by First American Real Estate Services, Inc. and 50% by Foothill Capital Corporation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Internal Revenue Code (“IRC”). In addition, these financial statements have been prepared in compliance with ERISA.

Effective November 1, 1998, the Plan was established to provide eligible employees with a share in the profits of the Companies and to encourage employees to adopt a regular savings program. The Plan appointed Wells Fargo Bank Minnesota, N.A. (“Wells Fargo”) as the Plan’s trustee and recordkeeper.

Eligibility

Employees of the Companies who have completed one month of service are eligible to participate in the Plan. Employees eligible to participate in the Plan also include certain former Norwest employees who were participants in the Norwest Corporation Savings Investment Plan (the “Norwest Plan”) and who transferred employment to the Companies on November 1, 1998. However, completion of a year of vesting service is required to receive employer matching or profit sharing contributions.

Contributions

Contributions are made by participating employees and, in part, by the Companies. Participants may contribute from 2% to 18% of their annual compensation to the Plan on a pre-tax basis, up to a maximum pre-tax contribution of $10,500 for 2001 and 2000, the maximum allowable as established by the Internal Revenue Service (“IRS”). The Companies match 100% of the eligible participants’ pre-tax contributions on the first 6% of compensation. The Companies may also make discretionary profit sharing contributions at the option of the Companies’ Board of Directors. For the years ended December 31, 2001 and 2000, no discretionary profit sharing contributions were made.

RELS SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

Vesting

Participants receive a full and immediate vested interest in their individual accounts attributable to their salary deferral, rollover contributions and earnings thereon.

Employer matching and profit sharing contributions are vested in the following manner:

Years of Eligible Service	Vested Percentage
Less than 1 year	0%
1-2 years	25%
2-3 years	50%
3-4 years	75%
More than 4 years	100%

Participant Accounts and Allocation

At December 31, 2001, the allocation of contributions to investment funds and allocation of participants’ accounts among these funds is directed by the participant and may be changed daily.

Each participant’s account is credited with the participant’s contributions and allocations of the Companies’ matching and profit sharing contribution and the Plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Forfeitures

Forfeitures of nonvested participant accounts are first used to restore any forfeitures for rehired participants, as defined in the Plan. Any remaining forfeitures are allocated in the same manner as Employers’ matching and profit sharing contributions. Forfeitures during 2001 and 2000 are $65,765 and $58,258, respectively.

Participant Loans

Under provisions of the Plan, participants may borrow up to 50% of their total vested account balance up to a maximum of $50,000. Loan terms shall not exceed five years unless such loan is used for the purchase of a principal residence, which loans may have maximum terms up to twenty years. If a participant transfers employment from Norwest on November 1, 1998, and has a loan from the Norwest Plan, that loan balance will be transferred to the Plan. Any transferred Norwest Plan loans can continue to be repaid according to the original payment schedule. Interest is paid bi-weekly by payroll deductions and is fixed at the prime rate of interest in effect on February 28, May 31, August 31, and November 30, plus 2%, for the next calendar quarter. The loan agreements require each participant’s outstanding loan balance to be paid in full prior to any distribution of the participant’s vested account balance. Interest rates on outstanding loans ranged from 7.0% to 11.5% at December 31, 2001 and from 9.75% to 11.50% at December 31, 2000. Participant loans at December 31, 2001 mature at various dates through 2021.

RELS SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

Benefit Payments

Vested interests are distributed to terminated participants at the option of the participant, either as lump sum payments or installment payments. Withdrawals of vested interests prior to termination can be made either as a regular withdrawal, age 59½, non-taxable, or a hardship withdrawal.

Administrative and Investment Costs

Administrative costs and investment expenses are paid by the Plan.

Investment Options

For contributions made, the Plan provides several investment options. The trustee, Wells Fargo Trust Operations, manages all funds. All funds are participant directed. The only exception is the Wells Fargo Stock Fund, to which funds cannot be transferred back due to its frozen nature.

Stable Return Fund

This fund seeks to exceed short-term money market returns over time with a more stable income yield.

Strategic Income Fund

This fund seeks to provide current income and capital appreciation with an emphasis on principal protection through limited stock exposure.

Moderate Balanced Fund

This fund seeks to provide current income and capital appreciation by investing in a blend of bond and stock investments.

Growth Balance Fund

This fund seeks to provide long-term growth through an emphasis on stock investments while moderating risk and producing income with bonds.

Strategic Growth Fund

This fund seeks to provide long-term growth through a heavy emphasis on stock investments while moderating risk and producing income with a small exposure to bonds.

Index Fund

This fund seeks growth through both capital appreciation and, to a lesser extent, dividend income.

Growth Equity Fund

This fund is designed to provide higher investment returns than fixed income investments over the long-term, but will experience volatility over time.

Diversified Small Cap Fund

This fund seeks to provide long-term capital appreciation by investing in small to medium-sized companies with dramatic price appreciation potential.

International Fund

This fund seeks to provide long-term capital appreciation through investments in securities of companies domiciled outside the United States of America.

RELS SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

First American Stock Fund

This fund invests in the First American Corporation common stock and short-term money market funds. This is the most aggressive fund because it is the least diversified fund.

Wells Fargo Stock Fund

This fund invests in the Wells Fargo common stock and short-term money market funds. This is a frozen fund for Wells Fargo employees who were participants in the Wells Fargo Plan and who transferred employment to RELS on November 1, 1998. New contributions and transfers cannot be invested in the frozen fund and amounts transferred out of the Wells Fargo Stock Fund cannot be transferred back into the fund.

2.    Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Valuation and Net (Depreciation) Appreciation in the Fair Value of Investments

Fair value of investments is determined by quoted market prices as reported by the Trustee. Participant loans are recorded at estimated fair value, consisting of outstanding principal and any related accrued interest. The Plan presents in the statement of changes in net assets available for benefits the net (depreciation) appreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized depreciation or appreciation on those investments.

Investment Income

Interest on investments is recorded as income in the period in which it is earned. Dividends are recorded on the ex-dividend date.

Benefits Paid to Participants

Benefits paid to participants are recorded as a reduction of assets available for benefits when paid.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of investments and investment funds. Investments and investment funds are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amount reported in the statement of net assets available for benefits.

RELS SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

3.    Investments

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits:

	December 31,
	2001	2000
Wells Fargo Bank Minnesota, N.A.:
* Stable Return Fund	$1,870,217	$1,429,791
* Index Fund	3,567,503	3,489,853
* Growth Equity Fund	2,852,907	3,159,709
* Wells Fargo Stock Fund	7,021,684	9,617,982
* First American Stock Fund	1,478,213	1,854,506
Other	4,669,910	3,968,875

	21,460,434	23,520,716

*	Denotes party-in-interest

During 2001 and 2000, the Plan’s investments, including the Plan’s interest in registered investment companies and investments bought, sold, or held during the year, (depreciated) appreciated in value by $(3,785,383) and $3,462,634, respectively, as follows:

	December 31,
	2001	2000
Mutual funds	$(957,855)	$3,278,503
Common stocks	(2,827,528)	184,131

	$(3,785,383)	$3,462,634

4.    Related Party, Party-in-Interest and Prohibited Transactions

The Plan held First American Corporation Stock with fair values of $1,478,213 and $1,854,506 at December 31, 2001 and 2000, respectively. At December 31, 2001 and 2000, 71,679 and 51,321 shares of common stock are included in the First American Financial Stock Fund, respectively. During 2001, the Plan made three sales and fourteen purchases of these securities totaling $20,875 and $653,941, respectively. During 2000, the Plan made six sales and twelve purchases of these securities totaling $380,072 and $567,214, respectively.

The Plan held Wells Fargo Stock with fair values of $7,021,684 and $9,617,982 at December 31, 2001 and 2000, respectively. At December 31, 2001 and 2000, 154,254 and 167,293 shares of common stock are included in the Wells Fargo Stock Fund, respectively. During 2001 and 2000, the Plan made five and seven sales of these securities totaling $528,478 and $1,275,522, respectively. No purchases were made in both 2001 and 2000.

Certain Plan investments are shares of mutual funds managed by Wells Fargo. Wells Fargo is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

RELS SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

5.    Inactive Accounts

Net assets available for plan benefits as of December 31, 2001 and 2000, included approximately $4,200,186 and $1,507,820, respectively, representing the vested portion of accounts of participants who have terminated their employment with RELS companies, for which disbursement of their account balances have not yet been requested.

6.    Plan Termination

Although the Companies have not expressed any intent to do so, they have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

7.    Income Tax Status

The Plan has not yet received a tax determination letter from the IRS. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRS.

SUPPLEMENTAL SCHEDULE

RELS SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
At December 31, 2001

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

*	Wells Fargo Bank Minnesota, N.A.	Stable Return Fund	$1,688,958	$1,870,217

*	Wells Fargo Bank Minnesota, N.A.	Strategic Income Fund	919,034	882,445

*	Wells Fargo Bank Minnesota, N.A.	Moderate Balance Fund	679,742	634,034

*	Wells Fargo Bank Minnesota, N.A.	Growth Balance Fund	1,147,727	1,064,113

*	Wells Fargo Bank Minnesota, N.A.	Strategic Growth Fund	677,912	654,929

*	Wells Fargo Bank Minnesota, N.A.	Index Fund	4,027,277	3,567,503

*	Wells Fargo Bank Minnesota, N.A.	Growth Equity Fund	3,619,712	2,852,907

*	Wells Fargo Bank Minnesota, N.A.	Diversified Small Cap Fund	495,354	516,352

*	Wells Fargo Bank Minnesota, N.A.	International Fund	589,417	406,142

*	Wells Fargo Bank Minnesota, N.A.	Wells Fargo Stock Fund	6,423,658	7,021,684

*	Wells Fargo Bank Minnesota, N.A.	First American Stock Fund	1,506,904	1,478,213

*	Loans to participants	Maturities through December 2021 with interest from 7.00% to 11.50%	511,895	511,895

			$22,287,590	$21,460,434

*	Denotes party-in-interest